[COMPANY LETTERHEAD]

Ms. Yxa Bazan

Vice President

J.P. Morgan Chase

4 New York Plaza

New York, NY 10004

Tel. (212) 623-0494

Fax (212) 623-0079

e-mail: bazan_yxa@jpmorgan.com

Dear Ms. Bazan:

By this letter, and pursuant to Section 5.04 of the Amended and Restated Deposit Agreement dated as of February 13, 2003, to the Deposit Agreement dated as of June 1, 1987 (the "Deposit Agreement") among AB Electrolux (the "Company"), J.P. Morgan Chase ("J.P. Morgan"), as Depositary, and the holders from time to time of American Depositary Receipts issued thereunder (the "Receipt"), the Company, effective April 20, 2004 (the "Succession Date"), hereby removes J.P. Morgan Chase as Depositary under the Deposit Agreement and appoints The Bank of New York ("BNY") as successor Depositary thereunder.  Capitalized terms used, but not defined, herein shall have the meanings ascribed to them in the Deposit Agreement.  By execution of this letter by BNY in the space provided below, BNY accepts its appointment as successor Depositary under the Deposit Agreement, effective on the Succession Date, and agrees to be bound by the terms of this letter and to perform its obligations set forth herein.

In connection with this appointment and in accordance with Section 5.04 of the Deposit Agreement and in confirmation of the provisions of the foregoing paragraph, the Company directs J.P. Morgan Chase to transfer BNY all of J.P. Morgan Chase's rights and powers under the Deposit Agreement, to duly assign, transfer, and deliver all right, title, and interest in the Deposited Securities to BNY, and to deliver to BNY a list of the Holders of all outstanding American Depositary Receipts on the books for the registration of transfer thereof maintained by J.P. Morgan Chase effective on the Succession Date.  By execution of this letter by J.P. Morgan Chase in the space provided below, J.P. Morgan Chase effects such assignment and transfer and agrees to effect such deliveries.

By this letter and pursuant to Section 5.01 of the Deposit Agreement, the Company and BNY remove J.P. Morgan Chase as registrar for the registry of Receipts or American Depositary Shares evidenced thereby on any stock exchanges or securities markets in the United States, effective on the Succession Date and BNY hereby agrees to act as substitute registrar effective on the Succession Date.

By separate letter, BNY will provide you with the first requests for information in order to ensure a smooth transition for our ADR holders.  Effective on the Succession Date, J.P. Morgan Chase's custodian, acting as agent for J.P. Morgan Chase as the original Depositary, shall cease to act as Custodian and a Custodian or Custodians appointed by BNY shall become the substitute Custodian.  BNY will be in contact with you and your current Custodian regarding delivery of the Deposited Securities and any relevant records to the substitute Custodian.

In accordance with Section 5.05, The Bank of New York will promptly mail notice of its appointment and of the appointment of the substitute Custodian to the record holders of Receipts in the manner provided in Section 7.05, and accordingly will be in further touch with you for these purposes.

The Bank of New York will absorb your reasonable out-of pocket expenses in connection with the transition.  We understand that you will not, and by J.P. Morgan Chase's execution of this letter J.P. Morgan Chase confirms that it will not, charge the Company or any Holder any fees or any additional expense or other charges associated with this change of Depositaries.

Please execute both of the enclosed copies of this letter in the space provided below and return them to me.

We look forward to your cooperation in this matter.

Yours sincerely, AB Electrolux (publ) By: /s/Nina Linander
The Bank of New York By:/s/Joanne F. DiGiovanni Name: Joanne F. DiGiovanni Title: Vice President
J.P. Morgan Chase By: /s/Yxa Bazan Name: Yxa Bazan Title: Vice President